United States

Securities and Exchange Commission

Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)

TRI CITY BANKSHARES CORPORATION

---------------------------------------

(Name of Issuer)

Common Stock, $1.00 par value

------------------------------------------

(Title of Class of Securities)

895364107

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(CUSIP Number)

December 31, 2002

---------------------------------------

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No. 895364107

1.

NAME OF REPORTING PERSON

Gerald J. Kahn

S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b) [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

473,968

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

473,968

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

473,968

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.6%

12.

TYPE OF REPORTING PERSON

IN

Schedule 13G

CUSIP No. 895364107

1.

NAME OF REPORTING PERSON

Agatha T. Ulrich 2002 Trust

S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

458,921*

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

458,921*

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

458,921*

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.1%

12.

TYPE OF REPORTING PERSON

OO

Power is exercised through its sole trustee, Gerald J. Kahn.

Schedule 13G

CUSIP No. 895364107

ITEM 1(a).

NAME OF ISSUER

Tri City Bankshares Corporation

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

6400 South 27th Street

Oak Creek, Wisconsin 53151

ITEM 2(a).

NAME OF PERSON FILING

1)  Gerald J. Kahn

2)  Agatha T. Ulrich 2002 Trust

Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).

ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH OF THE PERSONS SPECIFIED IN 2(A) ABOVE:

Gerald J. Kahn, Trustee

c/o Godfrey & Kahn, S.C.

780 N. Water Street

Milwaukee, Wisconsin 53202

ITEM 2(c).

CITIZENSHIP

Gerald J. Kahn--U.S.A.

Agatha T. Ulrich 2002 Trust--Wisconsin

ITEM 2(d).

TITLE OF CLASS OF SECURITIES

Common Stock, $1.00 par value

ITEM 2(e).

CUSIP NUMBER

895364107

ITEM 3.

If this statement is filed pursuant to Sections 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)

[   ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)

[   ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

[   ]

Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

[   ]

Investment company registered under Section 8 of the Investment Company
Act of 1940 (15 U.S.C. 80a-8);

(e)

[   ]

An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);

(f)

[   ]

An employee benefit plan or endowment fund in accordance with Section
13d-1(b)(1)(ii)(F);

(g)

[   ]

A parent holding company or control person in accordance with Section
13d-1(b)(1)(ii)(G);

(h)

[   ]

A savings association defined in Section 3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813);

(i)

[   ]

A church plan that is excluded from the definition of an investment company;

(j)

[   ]

Group, in accordance with Section 13d-1(b)(1)(ii)(J).

ITEM 4.

OWNERSHIP

Reference is made to Items 5-11 on the cover sheets of this Schedule 13G.

Mr. Kahn’s beneficial ownership consists of 473,968 shares of Common Stock held by trusts whereby Mr. Kahn serves as sole trustee.

Agatha T. Ulrich 2002 Trust is joining this Schedule 13G and reporting beneficial ownership of the securities because it is the record owner of more than 5% of the common stock of Tri City Bankshares Corporation, although voting power and investment control is vested in the trustee, Gerald J. Kahn.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

N/A

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Agatha T. Ulrich has the right to acquire the 458,921 shares of Common Stock from the Agatha T. Ulrich 2002 Trust as of March 1, 2003.  These shares have been reported individually by Ms. Ulrich on a separately filed Schedule 13D.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10.

CERTIFICATION.

By signing below the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied.

SIGNATURE.

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 14th day of February, 2003.

/s/ Gerald J. Kahn___________________________________

Gerald J. Kahn

Trustee

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Tri City Bankshares Corporation and that this Agreement be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2003.

/s/ Gerald J. Kahn___________________________________

Gerald J. Kahn

Trustee